Exhibit 99.1

ENVOY CAPITAL GROUP INC.
ANNOUNCES RESULTS FOR FISCAL 2010

TORONTO, ON – December 17, 2010 – Envoy Capital Group Inc. (NASDAQ: ECGI/ TSX: ECG) today announced that for its fiscal year ended September 30, 2010 it incurred a net loss of ($4.1) million or ($0.50) per fully diluted share compared with a net loss of ($10.5) million or ($1.22) per fully diluted share for fiscal 2009.  The per share calculations are based on fully diluted weighted average shares outstanding of approximately 8.2 million for the current year and 8.6 million for last year.

Included in the results for fiscal 2010 is approximately $2.4 million in one-time restructuring costs.  Similarly, the net loss for fiscal 2009 includes approximately $6.2 million one-time or non-recurring items relating mainly to the write down of goodwill and future tax assets in that year.

For the fourth quarter ended September 30, 2010, Envoy earned net income of approximately $0.4 million or $0.05 per fully diluted share compared with a loss of ($6.4) million or ($0.75) for the same quarter last year.

Investment returns were the main contributor to the profitable fourth quarter and the market is showing encouraging signs that the economy is on its way to recovery.  While management continues to employ an overall conservative strategy, the investment landscape in the near future may present some good opportunities.

Management's discussion and analysis, containing a full analysis of financial results, is available on EDGAR (www.sec.gov/edgar.shtml) and on SEDAR (www.sedar.com).
About Envoy Capital Group Inc.

Envoy Capital Group Inc. (NASDAQ:ECGI / TSX:ECG) is a merchant banking organization that focuses on providing financial services as well as equity and debt capital, to small and mid-cap companies. For more information on Envoy Capital Group Inc., visit our website at www.envoy.to

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Cautionary Statement

Certain statements contained in this press release may constitute "forward-looking statements" within the meaning of Section 21E (i) (1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Envoy Capital Group’s actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Envoy Capital Group’s services, changes in competition, the ability of Envoy Capital Group to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Envoy Capital Group that Envoy Capital Group’s plans and objectives will be achieved.  These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

For further information, please call:
Envoy Capital Group Inc.
Contact: Andrew Patient
Tel: (416) 593-1212

Or contact our investor relations department at:  info@envoy.to

Envoy Capital Group Inc.
Consolidated Balance Sheet Highlights
(Expressed In Canadian dollars)

As at:	September 30	September 30
	2010	2009
Current assets	$17,848,629	$21,476,272
Long-term assets	1,720,924	2,118,932
	19,569,553	23,595,204
Current liabilities	2,630,749	1,958,762
Long-term liabilities	70,178	-
	2,700,927	1,958,762

Minority interest	7,242	12,408

Shareholders' equity	16,861,384	21,624,034

	$19,569,553	$23,595,204

Financial Highlights
Envoy Capital Group Inc.
Consolidated Statements of Operations
(Expressed In Canadian dollars)

For the years ended:	September 30	September 30
	2010	2009

Net revenue from consumer and retail branding	$8,472,077	$11,732,473
Net investment gains	1,066,919	333,372
Interest and dividend income	46,408	252,605
	9,585,404	12,318,450

Operating expenses:
Salaries and benefits	8,096,733	12,706,335
General and administrative	1,934,799	3,151,830
Occupancy costs	935,926	851,112
	10,967,458	16,709,277

Depreciation	292,770	618,761

Realized loss on available for sale investments	24,250	-

Interest expense and financing costs	31,956	73,840

Goodwill impairment	-	4,407,434

Restructuring expense	2,414,948	-

	13,731,382	21,809,312

Loss before income taxes and minority interest	(4,145,978)	(9,490,862)

Income tax expense	-	988,226

Loss before minority interest	(4,145,978)	(10,479,088)

Minority interest	(3,486)	(3,278)

Net loss	(4,142,492)	(10,475,810)

Loss per share
Basic	$(0.50)	$(1.22)
Diluted	$(0.50)	$(1.22)

Weighted average number of common shares outstanding - basic	8,233,519	8,558,466
Weighted average number of common shares outstanding - diluted	8,233,519	8,558,466

Envoy Capital Group Inc.
Consolidated Statements of Retained Earnings (Deficit)
(Expressed In Canadian dollars)

Deficit, beginning of year	$(17,539,820)	$(7,064,010)

Net loss	(4,142,492)	(10,475,810)

Deficit, end of year	$(21,682,312)	$(17,539,820)